LAWLER & ASSOCIATES

LAWLER & ASSOCIATES

a professional law corporation

1530 - 9th Avenue, S.E.

Calgary, Alberta T2G 0T7

Telephone: 403-693-8014

Facsimile: 403-272-3620

W. Scott Lawler, Esq.

Admitted in California

Securities and Exchange Commission

December 17, 2004

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Paul Fisher

Re:

PANOSHAN MARKETING CORP.

File #333-118576

Form F-1

Filing Date: August 26, 2004

Dear Mr. Fisher:

This letter provides responses to your comment letter regarding the above-referenced filing. Panoshan Marketing Corp. has filed Amendment No. 1 to its registration statement on Form F1, which has been revised in accordance with your comment letter, as indicated by each response below.

Please find enclosed herewith three (3) courtesy copies of Amendment No. 1.  We would ask you to note that when this office took over representation of this matter on behalf of Panoshan Marketing Corp., we were unable to obtain a copy of the original filing document of the registration statement in a viable word processing format. Therefore, production of a redlined or marked copy of the document showing the changes that have been from original filing to Amendment No. 1 is not possible. However, an “R tagged” version of the document has been filed with the submission which included a clean copy of Amendment No. 1.

General

Comment

1.

We note that you have filed your registration statement on Form F-1. Please provide us supplementally with analysis whereby you determined that you are a Foreign Private Issuer pursuant to Rule 405 of the Securities Act.

Response

Rule 405 defines “foreign private issuer” as any foreign issuer other than a foreign government entity, except an issuer meeting two (2) conditions. If one of the conditions is not met, then the exception does not apply.

The definition of “foreign issuer” is defined by Rule 405 to include an issuer which is “a corporation or other organization incorporated or organized under the laws of any foreign country.” Panoshan has been incorporated under the laws of the Province of Alberta, Canada and therefore the definition of “foreign issuer” would apply to it.

As for the definition of “foreign private issuer”, the first of the two conditions referred to in the first paragraph of this response provides as follows: “more than 50% of the outstanding voting securities of such issuer are held of record  . . . by residents of the United States.”

Panoshan’s current shareholders are Server Researches Incorporated and Puroil Technology Ltd. Server Researches is an Alberta corporation and Puroil is an Oregon corporation. For purposes of the term “resident”, the address shown on the records of the issuer is relevant. Both Server Researches’ and Puroil’s addresses, on Panoshan’s records, are located in Alberta. Therefore, all of the issued and outstanding shares reside in Alberta and the first of the two conditions provided by Rule 405 are not applicable and Panoshan would be deemed to be a foreign private issuer.

I would also point out that no part of the second condition would be applicable to Panoshan as less than a majority of its executive officers and directors are located in the United States, all of Panoshan’s assets are located outside of the United States and Panoshan’s business is administered in Alberta.

Comment

1.

Please note that your filing has been referred to the Division’s Office of International Corporation Finance for review, which may have additional comment on the filing.

Response

As of the date of this filing, we have not received any comments from the Division’s Office of International Corporation Finance

Comment

2.

We note your disclosure that Puroil is a venture capital company that is currently funding four start-up companies with the intention to distribute via dividend the shares of such companies to Puroil’s shareholders in a registered public offering with the preferred shareholders receiving a preferential percentage of the dividend distribution. Please provide us with copies of all documents involving the right to purchase or sell shares of the companies in which you invest or the companies which you establish. Further, please provide us with an analysis as to why you do not believe Puroil is an investment company.

Response

Section 3.a.1.A defines an “investment company” as an issuer which is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities.

Puroil is not in the business of investing, reinvesting or trading in securities. Puroil’s business is the location and development of start-up business opportunities. Puroil does not re-invest or trade in securities. Puroil’s securities investments are limited to those companies in which it owns a significant ownership position and in which it provides either the management personnel or a portion thereof. Such activity would not be regarded as an investment company under the Investment Company Act of 1940.

With regards to the documents involving the right to purchase or sell shares, it is unclear as to what is being requested by this portion of the comment. Please advise.

Comment

3.

Please amend the filing to include a statement of capitalization and indebtedness as of a date no earlier then 60 days prior to the date of the Form F-1. Refer to Item 3.B. of Form 20-F and related instructions.

Response

We have added the requested table after the SUMMARY FINANCIAL INFORMATION on page 6.

Comment

4.

Please provide pagination for all documents subsequently filed with the Commission.

Response

We have properly paginated this amendment and all exhibits filed with this amendment as requested.

Comment

5.

Consider including a table of contents in amendments to your filing.

Response

We will provide a table of contents prior to the registration statement becoming effective.

Comment

6.

Please revise to include a chart depicting the organizational structure of Puroil and include all of its direct and indirect subsidiaries and affiliates. Refer to Item 4. C of Form 20-F.

Response

We do not understand how Puroil’s activities are relevant to an investment in Panoshan and therefore do not believe that an organization chart of Puroil’s subsidiaries or affiliates is necessary in Panoshan’s registration statement. To the extent that Puroil is obligated to Panoshan or vice-versa, such obligations are relevant and necessary for disclosure, which has been provided.

Comment

7.

Please provide a summary of material contacts, or advise us why you believe it is unnecessary to do so. Please refer to Item 10.C of Form 20-F.

Response

A summary of our material contracts is found on page 3 under “MATERIAL AGREEMENTS.”

Comment

8.

The term “Company” is a vague, abstract term. Rather than use plain vanilla “Company” to refer to your company, please revise to use your actual company name or a shortened version of it throughout your document.

Response

We have replaced all references to “the Company” with references to either “Panoshan” or “Panoshan Marketing Corp.”

Facing Page

Comment

9.

Your facing page does not appear to contain all of the information required by Form F-1, including the box for an offering conducted on a delayed or continuous basis pursuant to Rule 415. Please revise to include all applicable form disclosure. As yours appears to an offering conducted on such a basis, please check the Rule 415 box on the registration statement cover.

Response

We have revised the facing page to be in compliance by Form F-1

Comment

10.

Please confirm that you are including an additional registration fee for the registration of the resale of the Panoshan securities by the selling shareholders. This fee would include the resale of the 5,400,000 shares of common stock to be issued to Puroil’s shareholders, the resale of the 5,400,000 warrants and the resale of the shares of common stock to be issued upon the exercise of the warrants.

Response

We have included an additional registration fee for the resale of the securities being registered.

Comment

11.

Please revise to reconcile the disclosure on the facing page that reflects the registration of 2,700,000 shares of common stock underlying warrants with the heading on the cover page indicating there are 5,400,000 shares of common stock underlying the warrants.

Response

We have revised the cover page to indicate that there are 2,700,000 shares underlying the warrants.

Cover Page

Comment

12.

The cover page should be limited to one page and contain only information that is required by Item 501 and that is key information. Please revise to limit your disclosure to provide the information required by Item 501 of Regulation S-K, including, but not limited to a promotional reference to the risk factors section of your document, as well as the Commission legend and to limit your discussion of key information to a brief description of each transaction that is covered by the registration statement, including the resale offering and the fact that after the distribution, the management of Panoshan will control approximately 70% of the outstanding common stock. Refer to Item 501(b) of Regulation S-K.

Response

We have revised the cover page to be in compliance with Item 501 of Regulation S-K and this comment.

Comment

13.

Please revise here, the summary and selling security holders sections to clarify that, in addition to the distribution to shareholders of Puroil, the registration statement also covers the resale by the Puroil shareholders who are recipients in Puroil’s distribution of the 5,400,000 shares of common stock, the 5,400,000 warrants and the shares of common stock underlying the warrants. Currently, we note that you have identified Puroil as the selling shareholder. Please revise.

Response

We have revised the sections referenced in this comment to clarify that the distribution and tha resale of the securities are being registered.

Comment

14.

Please revise the cover page to disclose that the shareholders and that Puroil are underwriters under the federal securities laws.

Response

We have added the disclosure requested by this comment.

Comment

15.

We note that this is an offering by or on behalf of the registrant and since you are not eligible to use Form S-3 you may not make an at the market offering. Accordingly, please revise your cover page and plan of distribution to fix the price at which the shares and the warrants will be offered. Refer to Rule 415 (a) (4).

Response

We have fixed the offering price of the securities pursuant to Rule 415(a) (4).

Comment

16.

We note that you have included the date of the prospectus, as required by Item 501, but do not understand the remainder of the sentence, namely, “but is now preparing to commence business operations.” Please revise.

Response

We have deleted the statement referenced by this comment.

Summary

Comment

17.

Please revise to demonstrate the beginning of your summary section with the heading “summary.” Please note that we view the Questions and Answers section and the Prospectus Summary, to be one section. Each section should not repeat information in the other sections. To the extent there is repetitive text in these sections, please revise to minimize the repetition. We note, for example, that those sections contain information relating to the material terms of the offering. Please note further that the summary section should address the most salient points only of your offering. Please significantly revise this section of your document to briefly and clearly explain those aspects of the offering necessary for an investor’s understanding, such as, for example, why you are filing the registration statement, the relationship of Puroil to Panoshan, the business of each concisely explained, and detailed information with respect to the offering by Puroil and the selling security holders, including a precise description of the securities you are registered.

Response

We have added the heading “SUMMARY” to the beginning of the summary section.

Comment

18.

Please revise throughout the summary and the risk factors section to delete cross references to other sections of your prospectus, such as the cross reference in the summary to the “RISK FACTORS” section and the cross reference in the second risk factor to “Business” and “Management”.

Response

We have deleted the cross-references that were in the summary and risk factors section.

Comment

19.

Please place the reference in paragraph three to Mr. Durward in context, explaining its significance.

Response

We have disclosed in the subject paragraph that Mr. Durward is Puroil’s president.

Comment

20.

Please revise to name the individuals who, following the distribution, will control approximately 70% of Panoshan’s outstanding stock.

Response

We have made the revisions requested by this comment.

Comment

21.

Please revise to address the effect to the 70% controlling shareholders in the event of the exercise of warrants.

Response

We have added disclosure that the shareholders controlling 20% of Panoshan’s shares will own 60.87% of Panoshan’s shares in the event that all of the warrants are exercised.

Comment

22.

Please advise us of the basis for your statement that the ratio of Panoshan shares being distributed to Puroil Series C and common shareholders was a result of arms-length negotiations.

Response

 We have added disclosure as to how the terms of the ratio of share distribution was settled upon.

Comment

23.

Please provide your website address if you have one.

Response

Panoshan does not have a website at this time.

Questions and Answers Regarding this Distribution

Q.1: What is the Distribution

Comment

24.

Please revise to explain that the 108 shareholders are the current shareholders of Puroil.

Response

We have made the revision requested by this comment.

Comment

26.

Please revise to clarify the significance of compliance with the periodic filing requirements of the Securities Exchange Act of 1934, including that shareholders will have access to audited financial information at the conclusion of cash fiscal year.

Response

We have made the revision requested by this comment.

Q.4: What is the Tax Effect of the Distribution?

Comment

1.

Please revise to clarify that the references to Section 311 is to the United States Internal Revenue Code.

Response

We have made the revision requested by this comment.

Comment

2.

We note your disclosure of the tax effect in the event that Puroil has current or accumulated earnings and profits. Please revise to disclose whether Puroil has current or accumulated earnings and profits and the tax effect in the event it does not.

Response

We have made the revision requested by this comment.

Comment

3.

We note your disclosure that the fair market value of your stock will be established by trading that is expected to develop subsequent to the distribution. Please revise consistent with prior disclosure to disclose that a trading market may never develop. Further, revise to explain the connection between this disclosure and the question regarding the tax effect of the distribution.

Response

We have made the revision requested by this comment.

Q.5: What happens to Puroil technology shares after the Distribution?

Comment

4.

Please provide your answer number to correspond to the number of your question.

Response

We have made the revision requested by this comment.

Comment

5.

Please revise to confirm that Puroil “is” an underwriter for purposes of federal securities laws, as opposed to “may be”.

Response

We have made the revision requested by this comment.

Risks Factors

Comment

6.

Please advise your introductory sentence to clarify that what follows is a discussion of all known materials risks.

Response

We have made the revision requested by this comment.

Risks Related to Our Business

(1) Panoshan Marketing Corp. is a start-up company …

Comment

1.

Please revise to disclose the date you began your “business activities” and the nature of such activities. If you have not yet begun operations, please revise to so state or if limited operations have begun, please revise to so state and describe the nature of such operations.

Response

We have added the disclosures requested by this comment.

(2) Lack of Management Experience in the proposed business of PMC …

Comment

2.

If the experience the management lacks is marketing experience, please revise to so state. We note that your president was the designer of the PC Weasel. If management lacks other experience, please revise to disclose the nature of the experience to which you refer in this factor.

Response

We have revised this Risk Factor to state that Panoshan’s management lacks experience in marketing products to foreign companies.

(3) Our business may not generate sufficient revenues and profits to cover expected expenditures in the foreseeable future.

Comment

3.

Please revise to combine this risk factor with the risk factor that follows, “We may not be able to achieve the level of revenues we require in order to reach profitability or to even continue to operate, which means that our business may fail.”

Response

We have combined the two Risk Factors referred to in this comment.

Comment

4.

Please revise to describe the inherent risks you reference concerning acquiring additional product marketing rights and/or licenses.

Response

We have revised the end of this risk factor to list the inherent risks.

Comment

5.

We note your statement that “there can be absolutely no assurance that we will be successful in achieving sustained profitability …” Please revise to clarify that you may never achieve profitability in addition to the possibility that you may not sustain profitability.

Response

We have revised the statement referenced in this comment to clarify that Panoshan may never achieve profitability.

(4) The potential market for our services may not develop as we expect …

Comment

6.

Please revise to combine with the risk factor discussion in number (6) regarding the risk that your informal market study may prove incorrect about the potential market.

Response

We have combined the Risk Factors referenced in this comment.

(5) Other companies are already engaged in our proposed business and we expect that more companies may enter this market in the future …

Comment

7.

Supplementally tell us what other companies are engaged in your proposed business. Further, please revise to disclose the nature of your competitors.

Response

As discussed under heading “Competition” in this registration statement, companies that will compete with Panoshan’s business include AMI and Dell.

(6) Our informal market study may prove incorrect about the potential market for our products and/or our ability to participate in this market, as we expect, resulting in possible failure of our company.

Comment

8.

Please revise the body of your risk factor to briefly describe the particulars of the informal market study conducted by your officers and directors and Puroil of the market for your licensed products. In this connection we note that to date you have only one licensed product.

Response

We have revised this Risk Factor to make it clear that Panoshan’s informal market study has been limited to Internet searches.

(7) We may be liable for the deficit in or failure of the products we attempt to sell, resulting in possible legal action and costs or judgements that could put us out of business. We have no insurance.

Comment

9.

Please clarify whether Panoshan takes ownership of the product at any point during the sales cycle.

Response

We have revised this Risk Factor to make it clear that Panoshan does not take ownership of the product at any time.

(8)We are completely dependent on the skills, talents and experience of our management for the development of our business, which may not be adequate enough to ensure our future success, and may result in failure of the business.

Comment

10.

Please revise the body of your risk factor to clarify upon whose services you rely. It is your present management, or is it your management consultant, Puroil?

Response

We have revised this Risk Factor to provide the disclosures requested by this comment.

Comment

11.

We note that current management are the only personnel available to develop and implement your proposed business. Please expand your disclosure to identify these individual members of management and quantify management’s controlling interest in your contract consultant, Puroil. We note that you have disclosed how management obtained its controlling interest in Panoshan. It is not clear why this information is relevant to this risk factor. Please advise or revise.

Response

We have revised this Risk Factor to provide the disclosures requested by this comment.

(1)

Investors and shareholders have little say in the management of the company, which could make it difficult for them to make changes in operations or management.

Comment

1.

Please revise the heading to disclose the percentage of stock that will be controlled by management and the major shareholder(s), identifying such shareholder. Further, please revise to disclose the risk that such control will mean that such persons will have the ability to control the election of directors and major transactions such as mergers or acquisitions.

Response

We have revised the heading and body of this Risk Factor as requested by this comment.

(10) Possible conflicts of interest in management could potentially have an adverse effect upon the operations of the company and the value of your stock.

Comment

2.

Please revise the name of the officer common to both PMC and Server Researches Incorporated and quantify such officer’s equity interest in each company.

Response

We have revised this risk factor as requested by this comment.

Comment

3.

Please revise to indicate the nature of the conflicts management could face.

Response

We have revised this risk factor as requested by this comment.

Comment

4.

Please revise to more fully describe the “adverse effect” upon the company’s operations resulting from the conflicts of interest you describe.

Response

We have revised this risk factor as requested by this comment.

(11) Our officers and directors have limited liability and indemnity rights.

Comment

5.

We note that you may indemnify your officers and directors against losses or liabilities that may arise in their corporate capacity. Please expand your disclosure to briefly the indemnity provisions under Alberta law, your articles of incorporation and your by-laws.

Response

We have deleted this risk factor due to the fact that the ability of Panoshan to indemnify its officers and directors has no potential impact different from any US company that has the right or obligation to indemnify its officers and directors.

(12) The company plans to issue securities in return for marketing rights and/or licenses and the rights and/or licenses acquired may prove to have no value, in which case the securities issued in return for these rights and/or licenses could prove to be highly dilutive to shareholders.

Comment

6.

We note that you discuss two separate risks in this risk factor. One is the risk that such issuance could be dilutive. The second is that such issuances may prove to be consideration for products that may not be profitable. Please revise to discuss only one risk under each risk factor heading.

Response

We have revised this risk factor as requested by this comment.  We have also added a separate Risk Factor regarding the acquisition of rights that could prove to have no value.

(13)  We do not control issues related to product supply and we may not be able to get sufficient product delivered due to factors beyond our control.

Comment

7.

We note that the last sentence discusses the risk that shares may be issued for little or no value and that those shares may be highly dilutive. Please revise to combine this risk with the immediately preceding risk factor that discusses these risks.

Response

We have revised this risk factor to distinguish it from the previous Risk Factor.

Risks Related to This Offering of Our Stock

(1)  We have never paid any cash dividends and none are anticipated in the foreseeable future.

Comment

8.

We note that since PMC does not anticipate that it will pay dividends, investors may only profit by the increase in the value of shares. Please clarify that there may not be any increase in the value of the shares.

Response

We have added the clarification requested by this comment.

(4)

Potential future sales pursuant to Rule 144 could result in significant additional numbers of shares being available for sale on the open market, which could have a depressing effect upon the price of the common stock, should a market for the stock ever develop.

Comment

9.

We note your statement that all shares other than the 4,849,600 shares to be distributed are held by affiliates and subject to the restrictions of Rule 144. Please revise here and under “Shares Eligible for Future Sale” to disclose that because the Panoshan shareholders are mere conduits for a wider distribution of the securities, they will be receiving securities that can only be offered pursuant to registration under the Securities Act. Refer to Staff of the Division of Corporation Finance letter to the NASD Regulation, Inc. (January 21,2000).

Response

We have added the disclosure requested by this comment.

(5)

Potential anti-takeover effect of authorized preferred stock could adversely impact the rights of holders.

Comment

1.

We note that Panoshan is authorized to issue an unlimited number of preferred stock. Please supplementally advise where the company derives the authority to issue an unlimited number of shares of preferred stock. Please also advise us supplementally where the company derives authority to issue an unlimited number of shares of common stock.

Response

Panoshan’s Certificate of Incorporation, Schedule A, which was filed pursuant to the Business Corporations Act (Alberta) provides that it is authorized to issue and unlimited number of shares of preferred stock and an unlimited number of shares of common stock. It is common practice for Alberta corporations to be authorized to issue an unlimited number of shares of capital stock, pursuant to their Certificate of Incorporation.

Use of Proceeds

Comment

2.

Please include disclosure that will not receive any proceeds from the sale of stock by the selling stockholders.

Response

We have added the disclosure requested by this comment.

Comment

3.

Please expand your disclosure to indicate that there is no assurance that any warrants will be executed, and that you may not receive any proceeds from the exercise of the warrants.

Response

We have expanded our disclosure requested by this comment.

Determination of Offering Price

Comment

4.

Revise to delete references to “listing” on the OTCBB since it is a quotation service and not an issuer listing service.

Response

We have deleted the reference to the listing.

Comment

5.

We are uncertain why you have determined an offering price insofar as the shares are being distributed to Puroil shareholders. Please revise or advise.

Response

We have clarified that an offering price of $0.10 per share has been set for the offered securities pursuant to the resale by the Puroil shareholders and no offering price is set for the distribution of the securities to the Puroil shareholders.

Comment

6.

Please revise to disclose the offering price by the selling stockholders and how such price was determined.

Response

Please see our response to comment Number 56 above.

Selling Shareholders

Comment

7.

As currently formatted, you selling shareholder table does not print in its entirety. Please revise so that the entire table is legible.

Response

We have revised this section and the table to make it clear that the table reflects the resale of the Securities by the shareholders of Puroil.  To that end, for purposes of this table, we have characterized the Shares, the Warrants, and the Shares underlying the Warrants as “Units”.  We have added a statement that Panoshan receives no proceeds from the distribution or subsequent resale of the securities.

Comment

8.

We note your statement that you are “not selling securities pursuant to this registration Statement.” Please revise to reflect that this distribution constitutes a sale of securities but that you will receive no consideration for such sale.

Response

We have revised this section and the table to make it clear that the table reflects the resale of the Securities by the shareholders of Puroil.  To that end, for purposes of this table, we have characterized the Shares, the Warrants, and the Shares underlying the Warrants as “Units”.  We have added a statement that Panoshan receives no proceeds from the distribution or subsequent resale of the securities.

Comment

9.

Please revise to include all information as to each selling shareholder required by Item 9.D to Form 20-F, including the amount of shares to be held after sale.

Response

We have provided the information required by Item 9.D of Form 20-F, other than the addresses of each shareholder. We will add such addresses in the next amendment to this Form F-1.

Comment

10.

Please revise here, under the Plan of Distribution and Blue Sky Laws sections to disclose that Puroil “is” an underwriter under the federal securities laws with respect to the distribution of Panoshan shares to Puroil shareholders, a opposed to current disclosure indicating that Puroil “may be” and that the Puroil shareholders “are” underwriters rather than “may be” underwriters.

Response

We have made the revisions requested by this comment.

Plan of Distribution

Comment

11.

Please clarify whether the shares being distributed by Puroil are being distributed to the holders of Series A Preferred, or Series C Preferred. Disclosure here states Series A, whereas earlier disclosure indicates Series C.

Response

We have corrected the discrepancy noted by this comment.

Comment

12.

We note that 5,400,000 shares are being distributed to Puroil Technology Shareholders. Disclosure here indicates, however, that you are distributing 100% of the shares to Series C Preferred shareholders, and 10% to holders of common shares, resulting in a distribution of 110% of Puroil’s holdings. Please advise or revise.

Response

We have corrected the error noted by this comment.

Comment

13.

Your statement that Puroil acquired 18 million shares of Panoshan common stock and 6 million warrants differs from disclosure elsewhere in the document indicating 5.4 million shares and 5.4 warrants. Please advise or revise.

Response

We have corrected the discrepancy noted by this comment.

Comment

14.

Disclosure indicating that holders of Puroil preferred shares will receive 2700 warrants per share based on a conversion of 5,400 shares of Panoshan for each share of Puroil Preferred appears to differ from disclosure elsewhere indicating that the conversion is 800 shares of PMC for each Puroil preferred. Please advise or revise.

Response

We have corrected the discrepancy noted by this comment.

Comment

15.

Your statement with respect to there being five shareholders of record with respect to Puroil preferred differs from disclosure elsewhere indicating that there are eight shareholders of record. Please revise to address the apparent discrepancy.

Response

We have corrected the discrepancy noted by this comment.

Material Relationships

Comment

16.

Please revise to indicate Mr. Durward’s relationship to both Puroil and Panoshan.

Response

We have added the disclosure regarding Mr. Durward’s relationship with both Puroil and Panoshan.

Manner of Distribution

Comment

17.

Please advise us how the distribution may be characterized as pro rata, given cover page disclosure indicating that it is Puroil’s intention to distribute registered shares to all its shareholders, with the “preferred shares typically receiving the vast majority of the dividend distribution.”

Response

We have deleted the reference to “pro rata”.

Tax consequences of Puroil Technology Inc. Distribution

Comment

18.

Please revise the first paragraph to clarify that you reference is to material United States federal income tax consequences.

Response

We have made the revision requested by this comment.

Blue Sky Laws

Comment

19.

Please revise to clarify that the company may receive proceeds to the extent that warrants are exercised.

Response

We have added the statement regarding proceeds from the exercise of warrants.

Comment

20.

We note that “this prospectus will be delivered to those shareholders of Puroil Technology, Inc. eligible to participate in this distribution” and that a copy of the prospectus is being mailed to “each Puroil Technology shareholder of record on April 29, 2004.” Please reconcile these two apparently conflicting statements. Please identify whether some shareholders are ineligible to participate. Please discuss the authority under Canadian or U.S. state corporate law for any disparate treatment of these shareholders.

Response

We do not believe that the two statements referred to by this comment are conflicting.  The record date of April 29, 2004, which is referenced in the second statement, is the condition or fact that makes a shareholder “eligible to participate” as referenced in the second statement.  Nevertheless, we have deleted the reference to “eligible to participate” and replaced it with referenced to the record date to avoid any potential confusion.

Listing and Trading of our Common Stock

Comment

21.

We note your statement that your affiliates will be permitted to sell their shares pursuant to an effective registration statement or an exemption such as Rule 144. Please note that because the Panoshan shareholders are mere conduits for a wider distribution of the securities, they will be receiving restricted securities that can only be offered pursuant to registration under the Securities Act. Refer to Staff of the Division of Corporation Finance letter to the NASD Regulation, Inc. (January 21, 2000). Please revise.

Response

We have revised this paragraph to state that the securities be reoffered and sold by the Puroil shareholders but only pursuant to the prospectus.

Comment

22.

Please revise to indicate that the company cannot itself obtain a listing, but rather that a market marker sponsoring the company’s securities would need to apply to obtain a listing to the OTCBB.

Response

We have revised this section as requested by this comment.

Determination of Offering Price

Comment

23.

Please revise to delete this section, as it appears to be duplicative of information previously disclosed.

Response

We have deleted this section.

Directors, Executives Officers, Promoters and Control Persons

Comment

24.

We note disclosure included in Form SB-2, file no. 333-114564, filed on behalf of Unitech Energy indicating that Mr. Durward is a director of Panoshan Marketing, but do not see disclosure to this effect in the current filing. Please advise or revise.

Response

Mr. Durward is not a director of Unitech Energy. The disclosure in Unitech Energy’s registration statement has been corrected in this regard.

Comment

25.

Please confirm that you have included disclosure with respect to all directorships held by the listed parties. We note disclosure on the Unitech filing indicating Mr. Kolacy is not an officer or director of any other company, however disclosure her indicates otherwise.

Response

This registration statement includes disclosure with respect to all directorships held by Panoshan’s officers and directors.  The disclosure in Unitech’s registration statement was incorrect and has been revised.

Comment

26.

Please revise to indicate how much time Mr. Kolacy will devote to PMC operations, similar to disclosure provided on behalf of Mr. Levine.

Response

We have added a statement that Mr. Kolacy devotes fives hours per month to Panoshan’s operations.

Securities Ownership of Certain Beneficial Owners and Management

Comment

27.

Please revise to indicate the natural person or persons who hold voting control over the shares held by Server Researches Incorporated and Puroil Technology, Inc.

Response

We have provided the names of the natural persons that hold contact over the shares held by Server Researches and Puroil.

Comment

28.

Please revise to include a street address for Christopher Kolacy.

Response

We have added a street address for Mr. Kolacy.

Comment

29.

We are uncertain how Mr. Levine gains an additional 4,408,000 shares of common stock following the distribution. Please advise. We note that while you reference a footnote two, no such footnote to the table appears exist.

Response

We have corrected the errors noted in this comment.

Comment

30.

We are uncertain how the ownership of management is 16,506,000 shares both before and after the distribution. Please advise.

Response

We have corrected the discrepancies noted in this comment.

Changes in Control

Comment

31.

The reference to Mr. Levine controlling roughly 54% of the company’s outstanding stock, assuming the exercise of warrants, appears to differ from earlier disclosure stating the percentage as 56%. Please revise to address the apparent discrepancy.

Response

We have corrected this discrepancy.

Comment

32.

We note that following the distribution, there would be 20,700,000 PMC shares issued and outstanding. Please reconcile this figure with the statement under “Description of Securities” indicating that there are 18,000,000 common voting shares issued and outstanding.

Response

The number of shares outstanding would increase from 18 million to 20,700,000 only if all of the Warrants are exercised.  This assumption is noted in the lead-in prior to the subject paragraph.

Description of Securities

Comment

33.

Please provide the information relating to your governing documents required by Item 10.B of Form 20-F.

Response

We have added the requested information, starting on page 26 under a new  section entitled “CERTIFICATE OF INCORPORATION AND BYLAWS”.

Common Stock Issued and Outstanding

Comment

34.

Your statement that Panoshan had two shareholders of its common stock as of June 30, 2004, appears to differ from the number of holders included under the Security Ownership of Certain Beneficial Owners table. Please revise to address the apparent discrepancy, or advise us why you believe it is appropriate not to do so.

Response

We have deleted the reference to “two shareholders” and replaced it with a reference to “three shareholders”.

Warrants

Comment

35.

We note your statement that “The following discussion of certain terms and provisions of the Warrants is qualified in its entirety by reference to the detailed provision of the Statement of Rights, Terms and Conditions for the Warrants which form a part of the Warrant Agreement.” Please revise this statement as it is not appropriate to qualify this discussion in its entirety.

Response

We have deleted the phrase “to its entirety”.

Organization within the last five years

Comment

36.

Please revise to clarify whether you have, in fact, commenced your marketing campaign.

Response

We have revised this section to clarify the status of Panoshan’s marketing campaign.

Comment

37.

Your statement that Puroil has committed to provide additional funds to Panoshan appears inconsistent with disclosure under “Summary” stating that Puroil has no commitment to provide additional capital to the company. Please revise to address the apparent discrepancy.

Response

We have deleted the reference to Puroil committing funds to Panoshan.

Indemnification of Officers and Directors

Comment

38.

We Note your reference to indemnification provisions within the bylaws of Panoshan Marketing Corporation, but are unable to locate these provisions within your bylaws. Please advise.

Response

The provisions start in Section 6.01 of the Bylaws and continue through Section 6.04.

Comment

39.

Please file an executed version of the company’s bylaws as an exhibit to the registration statement.

Response

We have filed an executed copy of the Bylaws with this amendment to the F-1.

Description of business

Comment

40.

Please revise to clarify whether the company was incorporated on April 28, 2004 or April 27, 2004, as indicated under “organization within last five years”.

Response

We have revised the incorporation date to April 28, 2004.

Comment

41.

Please revise to clarify that your plan of business is to become a global market marketer. When you revise, explain what constitutes a “proven product”.

Response

We have revised this section as suggested by the comment.

Comment

42.

Please revise to provide more robust disclosure with respect to the distribution contracts Panoshan will enter into with third party distributors.

Response

We have tried to provide more applicable disclosures regarding potential distribution contracts.

Comment

43.

We note that you have not included the distribution rights agreement as an exhibit to the filing. Please revise to do so, or advise us why you have not. Please refer to Item 601 of Regulation S-K.

Response

The distribution rights agreement has been filed as an exhibit to the registration and copies are included herewith.

Comment

44.

Please advise to include the material terms of the distribution rights agreement in this section of your registration statement.

Response

We have added disclosure regarding the material terms of the distribution rights agreements.

The marketing license business

Comment

45.

Please revise throughout this section to explain terms in Plain English. We note your reference to the Channel Marketing business model. Channel Marketing appears to be a term of art needing explanation the first time you see the term.

Response

We have provided an explanation of “channel marketing” and revised other unclear terms.

Comment

46.

Please revise to provide transition to your reader, such that the reader can follow your disclosure. We note, for example, that the section regarding “Our first license” does not appear to follow smoothly from the disclosure which has preceded it.

Response

We have noted this comment and tried to apply it to sections that we have determined need revising.

Comment

47.

Please revise to clarify that your license agreement is with an affiliate, explaining the nature of the affiliation, and naming the referenced controlling shareholder.

Response

We have revised this section to clarify that the license agreement is with Server Researches.

Comment

48.

Your description of the product you intend to market is in need of significant revision to be understandable to readers unfamiliar with the industry. Technical terms especially need to be avoided, and where used explained briefly in plain English. Examples of highly technical terms needing revision include, but are not limited to:

-

Serial console

-

Video and keyboard emulation functions

-

Onboard microcontroller

-

Integrate the last written POST

-

Motherboard BIOS

-

Oligopoly

-

White box servers

-

Ethernet connection

When you revise, please particularly address exactly what benefit the PC Weasel confers upon a system administrator.

Response

We have tried to eliminate or explain all technical terms.

Comment

49.

We note that the company obtained the Asian marketing rights for the PC Weasel from Server Researches Incorporated on April 27, 2004. Please explain why the patent granted to the PC Weasel by the United States Patent and Trademark Office gives it a sustainable advantage over its competitors in the Asian markets. When you revise to address this comment, please similarly revise your Business and MD&A sections to provide disclosure specific to your planned Asian operations. We note reference to “marketing the PC Weasel product in Asia” but believe more robust disclosure with respect to the specifics of the marketing plan are appropriate.

Response

We have made the revisions requested by this comment.  We have deleted the reference to the PC Weasel providing sustainable competitive advantage.  The specific disclosures regarding Panoshan’s planned Asian operations are found under Milestone 4.

Comment

50.

Please explain to what respect the PC Weasel is “uniquely positioned”.

Response

We have deleted the phrase referenced by this comment.

Comment

51.

Please revise to explain the basis for your belief that server market prices are on the decline.

Response

We have explained that management’s opinion is based on Internet-based searches.

Comment

52.

Given that approximately 3,000 PC Weasels have been sold over the last three years with virtually no marketing, please revise to explain why the affiliate company entered into a distribution agreement with Panoshan.

Response

We have explained the reason why Server Researches gave Panoshan the distribution rights to PC Weasel.

Competition

Comment

53.

Your statement that “The market could be described as an oligopoly, as there are relatively few sellers of similar products” is repetitive of disclosure earlier included. Please revise. We note another example under “Product Details” found in the following section.

Response

We have deleted the sentence regarding the oligopoly and revised the paragraph under “Product Details”.

Comment

54.

Please provide the basis for your statements with respect to your competitive position. Refer to Item 4. B of Form 20-F.

Response

We have provided the basis of the statements in the first paragraph under the heading “Management’s Opinion of Product Benefits”.

Comment

55.

Please revise to advise of the status of the P.C. Weasel Big Board.

Response

We have provided disclosure in a new paragraph before “Competitive Advantage” in response to this comment.

Comment

56.

Please confirm whether Panoshan will have marketing rights with respect to updated versions of the PC Weasel, which the PC Weasel Big Board appears to be.

Response

We have provided disclosure in a new paragraph before “Competitive Advantage” in response to this comment.

Employees

Comment

57.

We note your statement that the officers and directors provide their services. Please expand this disclosure to clarify what will determine whether the company can afford to pay for services and when it is expected that the company will begin to compensate the officers and directors. We also note your statement under “Executive Compensation” that no executive officer or director is expected to earn in excess of $50,000 in the near future.

Response

We have provided clarification as requested by this comment.

Product Benefits

Comment

58.

Please revise to briefly describe your in-house testing protocol. Are you referring to a protocol? Are you referring to a protocol devised by Panoshan?

Response

We have revised this description to make it clear that the “in-house testing protocol” is Server Researches testing protocol.

Comment

59.

Please revise to explain how a user of the PC Weasel derives satisfaction from being an “earlier adopter.”

Response

We have deleted the phrase referenced by this comment.

Product Disadvantages

Comment

60.

Please revise to explain why affordability by smaller organizations is viewed as a disadvantage to the product you intend to market.

Response

We have revised this statement to clarify that smaller organizations tend to buy only products that are view as critical or essential.

Marketing Trends in the High Tech Environment and Related Risks

Comment

61.

Your discussion of marketing trends appears to be more appropriate to sales literature than to disclosure within this section of your registration statement. Statements, such as, “The PC Weasel is akin to insurance – you buy it, and hope you never use it” do not appear to enhance the substance of your disclosure. Please revise.

Response

We have substantially revised this section.

Comment

62.

We note your references to white box growth in the conclusion of this section. Please revise to identify IDC, CRN, Darren McBride and Sierra Computer and Training. To the extent that you use these references to support statements in your registration statement, please provide us copies of the materials you cite, highlighting the relevant portions. Upon reviewing these materials, we may have further comment.

Response

We have deleted the references cited in this comment.

Competition

Comment

63.

Since you already have a section on competition, please combine this disclosure with that placed earlier in your registration statement.

Response

We have deleted this section.

Employees

Comment

64.

We note that you variously refer to your agreement with Puroil Technology as a contract and as a verbal agreement. Please revise to address the apparent discrepancy.

Response

The agreement with Puroil is written and we have made this revision throughout the document.

Management’s Discussion and Analysis

Comment

65.

Please disclose your critical accounting estimates in Management’s Discussions and Analysis and discuss the variability and uncertainties related to each significant estimate, including the methodology and assumption used to calculate a given estimate. For example, it appears that changes in assumptions related to your valuation of the marketing rights could have a material impact on the financial statements. Refer to SEC Release 33-8350.

Response

We have included Panoshan’s accounting estimates in this section as requested by this comment.

Comment

66.

Revise to clarify, if so, that you currently have one marketing license and your activities are restricted to Asia as it relates to that license for the PC Weasel.

Response

We have provided the disclosure requested by this comment.

Comment

67.

Please advise us as to why you believe you have sufficient cash resources to operate at the present level of expenditures for the next twelve months, given that you are a development stage company likely to incur additional costs in the start-up phase. Upon reviewing your responses, we may have further comment.

Response

We have revised the first paragraph under this section to indicate why Panoshan will be able to sustain its present level of expenditures for the next twelve months.

Milestone

Comment

68.

Since you appear to have a milestone number three, we are unclear why you also have a sentenced that “Number 3 was deleted.” Please advise.

Response

The sentence referenced by this comment has been deleted; it was left in the prior version of the document due to a typographical error.

Comment

69.

Please further expand upon the “development of a target source list” and “potential channel distribution list.” Advise to confirm, if true, that these were developed in August 2004.

Response

We have revised Milestone Number 3 in response to this comment.

Comment

70.

Please disclose the exchange rate between US dollars and Canadian Dollars at the latest practicable date. Refer to Item 3.A.3 of Form 20-F.

Response

We have updated the exchange rate between US dollars and Canadian dollars as of December 13, 2004, on page 6 under “SUMMARY FINANCIAL INFORMATION”.

Comment

71.

Please revise to indicate the identity of the unaffiliated company with whom you share office space.

Response

We have revised this section – the word “unaffiliated” should have said “an affiliated company”, which is Server Researches.

Certain relationships and Related Transactions

Comment

72.

We note your disclosure that on April 27, 2004 you obtained the marketing rights to the PC Weasel from Server Researches Incorporated for 12.6 million shares of common stock and that Server researches Incorporated is an affiliated company. Please revise to disclose that Mr. Levine, your president, owns 40%of Server Researches which owns 70% of Panoshan. We note that you “arbitrarily deemed” the value of the stock issued to be $138, 600 or $.011 per share. Please revise to disclose the bases for your valuation.

Response

We have added the disclosures requested by this comment.

Comment

73.

We note your inclusion of a chart with respect to “Eight (8) Puroil Preferred C shareholders.” Column Four indicates, however, that the disclosure relates to holders of Puroil Preferred Class A. Please advise.

Response

We have revised the table referenced in this comment.

Shares eligible for future sale

Comment

74.

Your statement that the 5,400,000 shares of common stock registered in the offering will be freely tradable without restriction differs from earlier disclosure under Risk Factors which states that no shares, other than 4,849,000 shares of the 5,400,000 shares which are the subject of this registration statement may be sold free of restriction. Please revise to correct the discrepancy in disclosure.

Response

We have corrected the discrepancy noted in this comment.

Comment

75.

Given SRI’s holdings in Panoshan, your statement with respect to the entire 18, 000,000 Panoshan shares being held by Puroil appears inaccurate. Please revise to address the apparent discrepancy. We also note that your later statement with respect to 12,000,000 outstanding restricted securities being held by Puroil following the distribution does not appear consistent with disclosure elsewhere in the document indicating that Puroil will have no position with respect to Panoshan shares following the distribution. Please advise.

Response

We have corrected the discrepancy noted in this comment.

Additional Information

Comment

76.

Please revise to omit the reference to Emission Differentials, referencing instead Panoshan Marketing Corporation.

Response

We have corrected the reference made in this section.

Notes to Financial Statements, page F-7

Comment

77.

In the next amendment, please enhance your disclose of your significant accounting policies to include your revenue recognition policies and your policies related to the valuation of your intangible assets. Include support for your policies, and cite relevant accounting literature.

Response

We have added the description regarding revenue recognition in Note 1 under the heading “Revenue Recognition”. The company’s policy regarding valuation of intangible assets is addressed under the heading “Intangible assets/marketing rights” in Note 1.

Comment

78.

Please disclose your financial currency. Reference is made to SFAS 52.

Response

We have added the description requested by this comment in Note 1 under the heading “Basis of presentation”.

Comment

79.

In the next amendment, provide the disclosures required by paragraphs 44 and 45of SFAS 142 as they relate to the marketing rights. Also disclose the term of the license and options for renewal.

Response

The accounting policy for the intangible asset, Marketing Rights, has been added to Note 1 to the financial statements.  The disclosure required by SFAS 142, paragraph 45 was already present by presenting the carrying amount on the face of the financial statements, and by further description in Note 5 to the financial statements.   The term of the agreement, which is perpetual, has been added to Note 5.

Comment

80.

Please disclose in your next amendment, and explain supplementally to us, your accounting for the issuance of common shares to acquire goods or services. Specifically, address how you arrived at fair value of the marketing rights of $100, and why the value of the shares issued to Server Researches Incorporated is significantly different than the value of the shares issued to Puroil. Refer to paragraph 8 of SFAS 123. Additionally, correct the discrepancies throughout the document as to the value assigned to the marketing rights and the common shares exchanged for those rights.

Response

We have corrected the discrepancies as to the value assigned to the marketing rights and the common shares exchange for those rights; the correct value is $100, as that is the amount that management ascribed to the Marketing Rights. Staff Accounting Bulletin Topic 5, Paragraph G prescribes that transfers of non-monetary assets to a company by its promoters or shareholders in exchange for stock prior to or at the time of the company's initial public offering normally should be recorded at the transferors' historical cost basis determined under GAAP.  The basis of Server Researches Incorporated in the marketing rights agreement approximated $100.

Comment

81.

Please supplementally explain to us why there is no expense ($1,000/mo.) recorded for the services provided by Puroil. Additionally, include a related parties footnote to the financial statements disclosing, among other things, the terms of the management agreement with Puroil, including but not limited to:

-

whether there is now a written agreement in place or if the agreement is verbal as disclosed earlier in the document.

-

the sales commission percentage to be paid to Puroil.

-

a brief description of how the commission percentage is calculated.

Also, correct the discrepancies throughout the document that indicate different sales commission percentage amounts due to Puroil. If there is a written management agreement, please include it as an exhibit to Form F-1. Refer to Item 601(a) of regulation S-K.

Response

We have included the management agreement between Panoshan and Puroil as an Exhibit to the registration statement. We have also included as an Exhibit a postponement agreement between these parties whereby Puroil agrees to postpone all fees under the management agreement until 30 days from the date that the registration statement becomes effective. Due to this postponement, no expenses have for Puroil’s services have been recorded. A description of this postponement has bee added to Note 6 to the financial statements.

Comment

82.

Please supplementally explain to us what payments are classified as Deposits and prepayments in your June 30, 2004 balance sheet. If these costs are related to the offering, please classify them as such and indicate in your amended filing that those costs will be offset against the offering proceeds.

Response

Deposits and prepayments include (1) an advance retainer of $2,500 paid to the auditors for work that commenced after June 30, and (2) an advance retainer of $1,000 paid to the stock transfer agent for work that commenced after June 30.  Both items will be expensed in the next quarter.

Comment

83.

You indicated in the financial statements that the ownership of your common shares is split 60/40 between SRI and Puroil, but elsewhere in the document the split is said to be 70/30. Please revise so this is consistent throughout.

Response

We have corrected the reference in Note 1 under the heading “Organization and nature of business” to state that the split is 70/30 between SRI  and Puroil.

Signatures

Comment

84.

Please revise the signature line dated August 25, 2004 to clarify that the reference is to a registration statement on Form F-1 being signed that day.

Response

We have made the revision requested by this comment.

Exhibit 5 --- Legal Opinion of Michael J. Morrison

Comment

85.

We note the reference to counsel’s consideration of “applicable law.” Please revise to specify the applicable law considered.

Response

The company has retained legal counsel from Alberta to provide a proper legal opinion under the laws of the Province of Alberta. The legal opinion of Mr T Milley, Demiantschuk, Milley, Burke, Hoffinger,will be provided prior to any request from the company to accelerate the effective date of the registration statement.

Yours sincerely,

/s/ W. Scott Lawler

W. Scott Lawler